As filed with the Securities and Exchange Commission on February 13, 2009

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

Under Schedule B of

THE SECURITIES ACT OF 1933

The Japan Finance Corporation

(Issuer)

Japan

(Guarantor)

(Names of Registrants)

9-3 Otemachi 1-chome

Chiyoda-ku

Tokyo 100-0004, Japan

(Address of Principal Executive Office of The Japan Finance Corporation.)

Names and addresses of Duly Authorized Representatives:

For the Issuer:

Toru Odaka

Representative Office in New York

Japan Bank for International Cooperation,

the international arm of The Japan Finance Corporation

712 Fifth Avenue, 26th Floor

New York, New York 10019

For the Guarantor: Osamu Nakamura Ministry of Finance, Government of Japan New York Representative Office 140 Broadway, 18th Floor New York, New York 10005

With copies to:

Stanley F. Farrar, Esq.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount being registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Debt Securities	$7,246,450,000	100%	$7,246,450,000	$284,785.49
Guarantee of Japan	—	—	—	—

(1)	Or, in the case of Debt Securities issued at an original issue discount, such greater principal amount as will result in an aggregate public offering price of such registered amount and, in the case of Debt Securities denominated in a currency other than U.S. dollars, such principal amount in such currency as will result in an aggregate public offering price of such registered amount when converted into U.S. dollars at the exchange rate in effect on the date such Debt Securities are initially offered to the public.
(2)	Estimated solely for the purpose of determining the registration fee.

The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained in this Registration Statement and supplements to such prospectus will be used in connection with $753,550,000 of Debt Securities registered under Japan Bank for International Cooperation’s Registration Statement No. 333-11680, which together with the Debt Securities listed above total $8,000,000,000. The Japan Finance Corporation was established and succeeded to the assets, and assumed the obligations, of Japan Bank for International Cooperation (other than the Overseas Economic Cooperation Operations and certain minor assets to which the Japanese government succeeded, of Japan Bank for International Cooperation) and also succeeded to the assets, and assumed the obligations of, three other Japanese government financing corporations (in each case other than certain minor assets to which the Japanese government succeeded) on October 1, 2008. The Japan Finance Corporation established a separate international arm that is to solely and exclusively conduct the international financial operations of The Japan Finance Corporation, which continues to be operating under the name of “Japan Bank for International Cooperation” or “JBIC” pursuant to the Japan Finance Corporation Law (Law No. 57 of 2007).

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On October 1, 2008, The Japan Finance Corporation (“JFC”) succeeded to the assets, and assumed the obligations, in each case other than those of the Overseas Economic Cooperation Operations and certain minor assets to which the Japanese government succeeded, of Japan Bank for International Cooperation (the “Predecessor”), and also succeeded to the assets of, and assumed the obligations, in each case other than certain minor assets to which the Japanese government succeeded, of three other Japanese government financing corporations, namely the National Life Finance Corporation, the Japan Finance Corporation for Small and Medium Enterprise and the Agriculture, Forestry and Fisheries Finance Corporation, pursuant to the Japan Finance Corporation Law (Law No. 57 of 2007), except as further described in this registration statement. JFC established a separate international arm that is to solely and exclusively conduct the international financial operations of JFC, which continues to be operating under the name of “Japan Bank for International Cooperation” or “JBIC” pursuant to the Japan Finance Corporation Law (Law No. 57 of 2007, as amended). This registration statement contains a prospectus, consisting of a cover page, page ii and pages 1 through 13 relating to debt securities of JFC and guarantees of Japan. A maximum aggregate principal amount of US$8,000,000,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, US$7,246,450,000 is registered hereby, and US$753,550,000 was previously registered under the Predecessor’s Registration Statement No. 333-11680. The first US$753,550,000 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement No. 333-11680.

JFC offers its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules of the Commission.

The information in this prospectus is not complete and may be changed. The Japan Finance Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 13, 2009

P R O S P E C T U S

The Japan Finance Corporation

(Issuer)

Japan

(Guarantor)

$8,000,000,000

Debt Securities

The Japan Finance Corporation (“JFC”) may offer any combination of debt securities from time to time in one or more offerings. JFC will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. JFC established a separate international arm that is to solely and exclusively conduct the international financial operations of JFC, which continues to be operating under the name of “Japan Bank for International Cooperation” or “JBIC”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that JFC and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JFC may, from time to time, sell debt securities (“Debt Securities”) described in this prospectus in one or more offerings up to a total dollar amount of $8,000,000,000. This prospectus provides you with a general description of the Debt Securities JFC may offer. Each time JFC sells securities under this shelf process, JFC will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and the relevant prospectus supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of JFC, Japan or the underwriters of the Debt Securities to which any particular prospectus supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this prospectus or such a prospectus supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JFC, Japan or such underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

ii

WHERE YOU CAN FIND MORE INFORMATION

JFC and Japan file, and JFC’s predecessor, Japan Bank for International Cooperation (the “Predecessor”), and Japan have filed annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JFC, the Predecessor and Japan, and may be accompanied by exhibits. You may read and copy any document JFC and Japan file, and the Predecessor and Japan have filed, with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.

The Commission allows JFC and Japan to “incorporate by reference” the information JFC and Japan file, and the Predecessor and Japan have filed, with the Commission, which means that JFC and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JFC and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:

•	the Predecessor’s Annual Report on Form 18-K for the year ended March 31, 2008, filed on September 29, 2008; and

•	Japan’s Annual Report on Form 18-K for the year ended March 31, 2008, filed on August 20, 2008.

Each time JFC or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. JFC and Japan have not authorized anyone else to provide you with different or additional information. JFC and Japan are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JFC. Written requests for such documents should be directed to Japan Bank for International Cooperation (JBIC), the international arm of The Japan Finance Corporation, 1-4-1 Otemachi, Chiyoda-ku, Tokyo 100-8144, Japan, Attention: Press and External Affairs Division, Corporate Planning Department, JBIC. JFC’s general telephone number is 81-3-5218-3100. The Internet site of JFC is http://www.jbic.go.jp/en/ and http://www.jfc.go.jp/english/index.html. The information on the website is not incorporated by reference into this prospectus.

THE JAPAN FINANCE CORPORATION

JFC is a joint stock corporation organized under the laws of Japan. JFC was established on October 1, 2008, and succeeded to the assets, and assumed the obligations, in each case other than those of the Overseas Economic Cooperation Operations and certain minor assets to which the Japanese government succeeded, of the Predecessor, and also succeeded to the assets, and assumed the obligations, in each case other than certain minor assets to which the Japanese government succeeded, of the National Life Finance Corporation, the Japan Finance Corporation for Small and Medium Enterprise and the Agriculture, Forestry and Fisheries Finance Corporation (collectively, the “Other Predecessors”) pursuant to the Japan Finance Corporation Law (Law No. 57 of 2007) (the “JFC Law”). The assets and obligations of the Overseas Economic Cooperation Operations of the Predecessor were transferred to the Incorporated Administrative Agency—the Japan International Cooperation Agency. JFC established a separate international arm that is to solely and exclusively conduct the international financial operations of JFC, which continues to be operating under the name of “Japan Bank for International Cooperation” or “JBIC” pursuant to the JFC Law. The Predecessor and the Other Predecessors were abolished as of October 1, 2008.

Purpose and Authority

The JFC Law provides that JFC’s purpose is to contribute to the sound development of Japan and the international economy and society and to the improvement of the quality of national life, by taking responsibility for (i) the financial function to provide fund procurement assistance to the general public, small and medium enterprises and those engaged in agriculture, forestry and fishery and (ii) the financial function to promote overseas development and securement of resources which are important for Japan and to maintain and improve the international competitiveness of Japanese industries, also providing the financial services which are necessary to take appropriate measures with respect to disruptions to domestic or international financial order or damages caused by large-scale natural disasters, acts of terrorism, medical epidemics, etc., and furthermore enabling financial institutions, such as banks, to provide such necessary financial services in a timely and smooth manner, while having the objective of supplementing the financial transactions implemented by ordinary financial institutions.

Government Control and Supervision

The Japanese Government shall, at all times, hold the total number of outstanding shares of JFC, as required by the JFC Law. JFC’s operations, including appointment of directors, business plans and issuance of new debt securities, are subject to the supervision of the Minister of Finance, Minister of Health, Labor and Welfare, Minister of Economy, Trade and Industry, and Minister of Agriculture, Forestry and Fisheries in accordance with Article 64 of the JFC Law, and the Financial Operations for Facilitating Realignment of U.S. Forces in Japan are subject to the supervision of the Minister of Finance and the Minister of Defense. The Government Agencies Budget, which the Minister of Finance formulates and which is subject to approval by the Diet, includes JFC’s annual budget of revenues and expenditures.

Operations

Under the JFC Law, JFC conducts operations that are basically the same as those formerly conducted by the Predecessor (with respect to its International Financial Operations and Financial Operations for Facilitating Realignment of U.S. Forces in Japan) and the Other Predecessors. JFC is responsible for (i) providing Japanese corporations with export loans, import loans, overseas investment loans, untied loans, guarantees, securitizations and equity participation in overseas projects providing financial assistance to most of the parties to which the Predecessor and the Other Predecessors used to provide financial assistance; (ii) providing financing to micro, small and medium enterprises; and (iii) providing long-term, low-interest loans to develop agriculture, forestry, fisheries and a stable food supply.

Under the JFC Law, JFC established a separate international arm that is to solely and exclusively conduct the international financial operations of JFC by having a separate account for each category of its operations. The international arm of JFC continues to be operating under the name of “Japan Bank for International Cooperation” or “JBIC”. This is intended to enable JFC to operate on its own expertise and initiative with respect to the international financial operations of JFC (“JBIC Operations”), which it inherited from the Predecessor, and to preserve the international trust and confidence that the Predecessor enjoyed, pursuant to the JFC Law.

Consistently with the JFC Law, JFC considers whether or not to provide long-term financing and related services to a qualified project which meets relevant criteria, including financial viability. JFC raises funds mainly by borrowing from the Japanese government, and also issuing both Japanese government guaranteed bonds and non-guaranteed bonds.

Organizational Structure

Management

JFC’s board of directors has the ultimate responsibility for the administration of its affairs. JFC’s articles of incorporation provide for a board of directors of not more than 22 directors and provide for not more than five corporate auditors. All directors and corporate auditors are elected by the Japanese government as JFC’s sole shareholder at the shareholder’s general meetings, but the election of each director and corporate auditor is subject to approval of the competent minister in accordance with the JFC Law. The normal term of office for directors is two years, and the normal term of office for corporate auditors is four years, but directors and corporate auditors may serve any number of consecutive terms. The board of directors may elect from among its members, a Governor, two Deputy Governors, several Senior Managing Directors and several Managing Directors. The Governor acts as the chairperson at the shareholder’s general meeting. One of the Deputy Governors (the “President & CEO, JBIC”) presides over the JBIC Operations. The board of directors also elects one or more representative directors from among its members, but such election is subject to the approval of the competent minister. Each of the Governor, Deputy Governor, President & CEO, JBIC and Senior Managing Directors has the authority to represent JFC in the conduct of its affairs.

The corporate auditors, or auditors, form the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the board of directors each year based on the audit reports issued by the individual corporate auditors that year. The board of corporate auditors is empowered to establish audit principles, the method of examination by the corporate auditors of JFC’s affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

JFC is required to appoint, and has appointed, independent auditors, who have the statutory duties of examining the financial statements, prepared on a basis consistent with accounting principles generally accepted in Japan, to be submitted to the shareholders by a representative director, and preparing their audit report thereon. JFC has selected its independent auditors to audit the financial statements for the six-month period ending March 31, 2009, which is JFC’s initial fiscal period.

JFC’s initial directors and corporate auditors, elected on October 1, 2008, are as follows:

Name	Title
Shosaku Yasui	Governor & CEO

Koichi Hosokawa	Deputy Governor

Hiroshi Watanabe	President & CEO, JBIC

Ryuhei Katsuno	Senior Managing Director

Masatoshi Sakano	Senior Managing Director

Yoshihiko Murase	Senior Managing Director

Yoshihiko Morita	Senior Managing Director (Deputy President, JBIC)

Kazuhiko Bando	Managing Director

Masaki Omura	Managing Director (Managing Director, JBIC)

Hiromichi Tanigawa	Managing Director

Yasutaka Tobita	Managing Director

Yoshio Nakamura	Managing Director

Akira Fujitsuka	Managing Director

Takuo Murase	Managing Director

Fumio Hoshi	Executive Director (Executive Director, JBIC)

Tetsuo Matsui	Executive Director

Toshio Matsumoto	Executive Director

Hiromi Minagawa	Executive Director

Name	Title
Masaharu Miyahara	Executive Director

Hiroo Motegi	Executive Director

Kunio Nakamura	Executive Director

Sachiko Hayakawa	Executive Director

Katsufumi Nomura	Auditor

Yoichiro Iwakiri	Auditor

Toshio Ikeda	Auditor

Eiko Shinotsuka	Auditor

JAPAN

Japan is a mountainous island country in the western Pacific, with a population of over 127 million. Japan has a parliamentary form of government. The Diet, which consists of a House of Representatives and a House of Councillors, holds the legislative power.

APPLICATION OF PROCEEDS

JFC will use the net proceeds from the sale of the Debt Securities solely and exclusively for the JBIC Operations, which are conducted under the name of “Japan Bank for International Cooperation” or “JBIC”. The proceeds shall be administered in the account of the JBIC Operations, separately from the respective accounts of the other domestic financial operations of JFC, in accordance with the JFC Law.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JFC has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the registration statement of which this prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

From time to time, JFC may authorize and issue Debt Securities in one or more series. The prospectus supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If JFC issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the prospectus supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

JFC and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable prospectus supplement, but JFC and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JFC and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JFC and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be our direct, unsecured debt securities obligations and rank pari passu and be payable without any preference among themselves and at least equally with all of our other unsecured debt securities obligations from time to time outstanding, which rank senior to our unsecured general obligations not represented by debt securities, provided, however, that certain obligations in respect of national and local taxes and certain preferential rights granted by, among others, the Japanese Civil Code to certain specified types of creditors, such as preferential rights of employees to wages, will have preference.

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JFC, without making prior demand upon or seeking to enforce remedies against JFC.

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JFC, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on the Debt Securities issued by JFC on or before March 31, 2010 outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance and gift taxes. You should note that the following description of Japanese taxation is not exhaustive.

Tax Withholding Rules.    Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

•	If the recipient of interest on any Debt Securities is:

•	A non-resident of Japan with no permanent establishment within Japan;

•	A non-Japanese corporation with no permanent establishment within Japan; or

•

A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

•

If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Euroclear System, Clearstream Banking, société anonyme, or a certain financial intermediary prescribed by Act on Special Measures Concerning Taxation of Japan and the relevant cabinet order thereunder (such Act, cabinet order and the related ministerial regulation are called the “Act”), the requirement to provide certain information prescribed by the Act (“Interest Recipient Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

•

If the relevant Debt Securities are not held through a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a written application for exemption from withholding tax (the “Written Application for Tax Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by JFC of income tax at the rate of 15% unless any lower rate or exemption is applicable under the relevant tax treaty between Japan and another country. In order to avail themselves to such reduced rate of, or exemption from, Japanese withholding tax under any applicable tax treaty, non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JFC are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” (as well as any other required forms and documents) in advance through JFC to the relevant tax authority before payment of interest.

•	If the recipient of interest on any Debt Securities is:

•	A Japanese bank;

•	A Japanese insurance company;

•	A Japanese financial instruments business operator; or

•

Any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph 8 of Act on Special Measures Concerning Taxation (each a “Designated Financial Institution”), and such recipient complies with, among others, the requirement to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be, no income tax will be imposed by way of withholding or otherwise. The recipient will, however, be subject to normal corporate tax with respect to such interest.

•	If the recipient of interest on any Debt Securities is:

•	A non-resident of Japan with a permanent establishment within Japan; or

•	A non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by JFC of income tax at the rate of a 15%, provided, however, that the recipient may be required to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be. The amount of such interest will, however, be included in the recipient’s other Japanese source income which is subject to Japanese taxation, and will be subject to normal income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

•	Japanese banks;

•	Japanese insurance companies;

•	Japanese financial instruments business operators;

•

other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph 6 of Act on Special Measures Concerning Taxation (such institutions, together with Japanese banks, insurance companies and financial instruments business operators, are called “Specified Financial Institutions”); or

•	Japanese public corporations designated by the relevant law (“Public Corporations”),

and such recipient receives payment of interest through certain Japanese payment handling agents (“Japanese Payment Handling Agents”), such agents will withhold income tax at the rate of 15%. As JFC is not in a position to know in advance the recipient’s status, the recipient of interest falling under this category should inform JFC through the paying agent of its status in a timely manner. Failure to do so may result in double withholding. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In the case of other recipients who are individual residents of Japan (other than those referred to in the immediately preceding sentence) or Japanese corporations referred to in the beginning of this paragraph, such recipient must include the amount of interest in the recipient’s gross income and will be subject to normal income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

•

A Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

•	A Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Law, no income tax will be imposed by way of withholding or otherwise on such portion of interest as is prescribed by the relevant cabinet order as that which is corresponding to the period the Debt Securities were held by such recipient, but if the recipient is a Specified Financial Institution, the recipient will be subject to normal corporate tax with respect to such interest. However, since JFC is not in a position to know in advance the recipient’s withholding tax exemption status, the recipient of interest falling under this category should inform JFC through the paying agent of its status in a timely manner. Failure to so notify JFC may result in the withholding by JFC of a 15% income tax. Any amount of interest received by such recipient in excess of the non- taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15%. If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) and receives interest not through a Japanese Payment Handling Agent income tax at the rate of 15% will be withheld by JFC.

Capital Gains, Inheritance and Gift Taxes.    Gains derived from the sale outside Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.

United States Taxation

This section describes the material United States federal income tax consequences of owning Debt Securities. It is the opinion of Sullivan & Cromwell LLP. It applies to you only if you acquire Debt Securities in the offering at the offering price and you hold your Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Debt Securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Debt Securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Debt Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Debt Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Debt Securities.

For special United States federal income tax and other considerations applicable to particular issues of Debt Securities (such as Debt Securities issued with original issue discount or Debt Securities denominated in a currency other than the United States dollar), you should read a further description of such considerations in the prospectus supplement relating thereto. You should note that the following description of United States taxation is not exhaustive.

Please consult your own tax advisor concerning the consequences of owning the Debt Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders.    You are a United States holder if you are a beneficial owner of a Debt Security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You will be taxed on interest on your Debt Security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Interest paid by JFC on the Debt Securities constitutes income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Your tax basis in your Debt Security will generally be the cost of your Debt Security. You will generally recognize gain or loss on the sale or retirement of your Debt Security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Debt Security. You will recognize capital gain or loss when you sell or retire your Debt Security, except to the extent attributable to accrued but unpaid interest. Capital gain of a non-corporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Non-United States Holders.    Subject to the discussion of backup withholding below, interest on the Debt Securities is currently exempt from United States federal income tax if paid to:

•	an individual who is not a citizen or resident of the United States, whether or not such individual is engaged in trade or business in the United States; or

•	a corporation organized under the laws of a country other than the United States, whether or not such corporation is engaged in trade or business in the United States,

unless:

•	the corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code; or

•

the individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing or similar business within the United States, and certain other conditions exist.

A beneficial owner of a Debt Security will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Debt Security if the beneficial owner is:

•	a non-resident alien individual; or

•	a foreign corporation, foreign partnership, or an estate or trust that in either case is not subject to United States federal income tax on a net income basis in respect of a Debt Security,

unless:

•	such gain is effectively connected with the conduct by the holder of a United States trade or business; or

•

in the case of an individual, the holder is present in the United States for 183 days or more during the taxable year in which such gain is realized and either the holder has a “tax home” in the United States or the gain is attributable to an office or other fixed place of business maintained by the holder in the United States.

The Debt Securities are not includible in the gross estate for purposes of the United States estate tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting.    Backup withholding and certain information reporting requirements may apply to payments of principal and any premium and interest on the Debt Securities made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with the Fiscal Agent or paying agent in the United States). If the conditions relating to place of payment are satisfied, non-resident alien individuals are generally exempt from backup withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a person who sells a Debt Security through a United States office of a broker. In addition, information reporting (but not backup withholding) will apply to a person that sells a Debt Security through any of the following persons or entities, unless the holder provides documentary evidence of non-U.S. status or otherwise establishes an exemption:

•	a non-United States office of a United States broker;

•

a non-United States office of a broker that is a controlled foreign corporation for United States tax purposes or that is a person 50% or more of whose income for a specified period is effectively connected with a United States trade or business; or

•

a foreign partnership, if at any time during its taxable year one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital, or if at any time during its taxable year such foreign partnership is engaged in a United States trade or business.

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•

Default in any payment, when due, of principal (if due in installments) or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days;

•

Default in the performance by JFC or by Japan of any other obligation contained in the Debt Securities of such series or in the related guarantee of Japan, and the continuance of such default for a period of

60 days following written notice thereof to JFC or Japan, as the case may be, by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series;

•

Acceleration of the types of indebtedness of JFC that are described below, for borrowed moneys exceeding in the aggregate $50,000,000 or its equivalent in any other currency or currencies, as a result of a default by any person or any event treated in effect as a default, and the non-occurrence of (i) any contest in good faith by JFC against the acceleration or (ii) the rescission or annulment of the acceleration, for a period of 90 days following written notice thereof to JFC by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series; or

•

Dissolution of JFC unless the obligations under the Debt Securities of such series are assumed by (i) Japan or (ii) an entity whose obligations under the Debt Securities of such series are guaranteed by Japan.

The types of indebtedness covered by the third bullet paragraph above are those in the form of, or represented by, bonds, notes, debentures or other securities, which (i) are, or may, at the option of the person entitled to such securities, be or become, denominated or payable in, or by reference to, a currency or currencies other than Japanese yen, (ii) are not repayable within three years from the date of their issue, otherwise than at the option, or due to the default, of JFC, and (iii) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or in any over-the-counter securities market.

The Fiscal Agency Agreement will not require JFC to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JFC and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

JFC will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JFC will accept the jurisdiction of such court in such action. JFC will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JFC’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against JFC under federal securities laws or against Japan for any purpose, unless JFC or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JFC or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JFC or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

JFC may sell Debt Securities directly, to or through underwriters or through agents. Each prospectus supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JFC from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

JFC may, directly or through agents it designates, sell Debt Securities from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JFC to such agent. Unless such prospectus supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

In compliance with guidelines of the Financial Industry Regulatory Authority, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

If the applicable prospectus supplement so indicates, JFC will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JFC at the public offering price set forth in such prospectus supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable prospectus supplement. Such contracts will be subject only to those conditions set forth in such prospectus Supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

The applicable prospectus supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with JFC to indemnification by JFC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JFC in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for JFC, for purposes of the United States Securities Act of 1933, as amended, is Toru Odaka, whose address is: Representative Office in New York, Japan Bank for International Cooperation, the international arm of The Japan Finance Corporation, 712 Fifth Avenue, 26th Floor, New York, New York 10019. The authorized agent for Japan is Osamu Nakamura, whose address is: Ministry of Finance, Government of Japan, New York Representative Office, 140 Broadway, 18th Floor, New York, New York 10005.

VALIDITY OF SECURITIES

Nagashima Ohno & Tsunematsu, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JFC and Japan. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell LLP may rely as to all matters of Japanese law and procedure on the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan  & Cromwell LLP.

FURTHER INFORMATION

The registration statement of which this prospectus is a part, any post-effective amendment to such registration statement, and the prospectus supplement or supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The President & CEO, JBIC, in his official capacity as such President & CEO, JBIC, thereunto duly authorized, has supplied the information set forth in this prospectus under the caption “The Japan Finance Corporation” and the information incorporated in this prospectus by reference relating to JFC, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this prospects under the caption “Japan” and the information incorporated in this prospectus by reference relating to Japan, and such information is stated on his authority.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

(The information in this Part II relates to the registrant The Japan Finance Corporation, except with respect to certain exhibits which are filed on behalf of both registrants.)

An itemized statement of the estimated amounts of expenses, other than underwriting discounts and commissions, payable by JFC in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JFC’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The registrants undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in Annual Reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ respective Annual Reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINION

The registrants hereby agree to furnish copies of the opinions of Nagashima Ohno & Tsunematsu, Japanese counsel to the The Japan Finance Corporation and Japan, as required, in amendments to The Japan Finance Corporation’s Annual Reports on Form 18-K incorporated by reference in, or in post-effective amendments to, this Registration Statement.

CONTENTS

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages numbered II-1 through II-5.

(4)	The following Exhibits:

	A.	Form of Underwriting Agreement.

	B.	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

	C.	Consent of Hiroshi Watanabe, President & CEO, JBIC (included on page II-3).

	D.	Consent of Shoichi Nakagawa, Minister of Finance of Japan (included on page II-5).

	E.	Consent and address of Sullivan & Cromwell LLP.

	F.	Consent and address of Nagashima Ohno & Tsunematsu.

	G.	Powers of Attorney:

		a.	Power of Attorney of The Japan Finance Corporation

		b.	Power of Attorney (included on page II-3).

	H.	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan.

	I.	Articles of Incorporation of The Japan Finance Corporation (English translation).

SIGNATURES

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant The Japan Finance Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 13th day of February, 2009.

THE JAPAN FINANCE CORPORATION

By:	/s/ Hiroshi Watanabe
Hiroshi Watanabe* President & CEO, JBIC

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shigeya Kobayashi, Head, Treasury Department, JBIC, Kazuhiko Tanaka, Deputy Head, Treasury Department, JBIC, Akira Ishikawa, Division Chief, Capital Markets and Funding Division, Treasury Department, JBIC, Toshiaki Kitajima, Advisor, Treasury Department, JBIC, Kuniyasu Kanamori, Deputy Division Chief, Capital Markets and Funding Division, Treasury Department, JBIC, Toru Odaka, Chief Representative, Representative Office in New York, Japan Bank for International Cooperation, the international arm of JFC and Masahiro Ito, Representative, Representative Office in New York, Japan Bank for International Cooperation, the international arm of JFC, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shosaku Yasui Shosaku Yasui	Governor & CEO	February 13, 2009

/s/ Koichi Hosokawa Koichi Hosokawa	Deputy Governor	February 13, 2009

/s/ Hiroshi Watanabe Hiroshi Watanabe	President & CEO, JBIC	February 13, 2009

Ryuhei Katsuno	Senior Managing Director

Masatoshi Sakano	Senior Managing Director

/s/ Yoshihiko Murase Yoshihiko Murase	Senior Managing Director	February 13, 2009

/s/ Yoshihiko Morita Yoshihiko Morita	Senior Managing Director (Deputy President, JBIC)	February 13, 2009

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

Signature	Title	Date

/s/ Kazuhiko Bando Kazuhiko Bando	Managing Director	February 13, 2009

/s/ Masaki Omura Masaki Omura	Managing Director (Managing Director, JBIC)	February 13, 2009

Hiromichi Tanigawa	Managing Director

/s/ Yasutaka Tobita Yasutaka Tobita	Managing Director	February 13, 2009

/s/ Yoshio Nakamura Yoshio Nakamura	Managing Director	February 13, 2009

/s/ Akira Fujitsuka Akira Fujitsuka	Managing Director	February 13, 2009

/s/ Takuo Murase Takuo Murase	Managing Director	February 13, 2009

/s/ Fumio Hoshi Fumio Hoshi	Executive Director (Executive Director, JBIC)	February 13, 2009

Tetsuo Matsui	Executive Director

Toshio Matsumoto	Executive Director

Hiromi Minagawa	Executive Director

Masaharu Miyahara	Executive Director

Hiroo Motegi	Executive Director

Kunio Nakamura	Executive Director

Sachiko Hayakawa	Executive Director

/s/ Toru Odaka Toru Odaka	Duly Authorized Representative in the United States of The Japan Finance Corporation.	February 13, 2009

SIGNATURES

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 13th day of February, 2009.

JAPAN

By:	Shoichi Nakagawa* Minister of Finance

By:	/s/ Osamu Nakamura
Osamu Nakamura, pursuant to delegated authority Ministry of Finance, Government of Japan

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Registration Statement on the 13th day of February, 2009.

/s/ Osamu Nakamura
Osamu Nakamura

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.